TERRASHROOM INC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

TERRASHROOM INC
FINANCIAL STATEMENTS AND
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Susan Curran Financial

PO Box 537
Dripping Springs, Texas 78620
www.SusanCurranFinancial.com
512-858-0805

- Certified Public Accountant
- Certified Financial Planner*

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Terrashroom Inc
Austin, Texas

I have reviewed the accompanying financial statements of Terrashroom, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of income, cash flows, and statement of changes in shareholders' equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SoCurran

Susan Curran Financial, LLC
April 25, 2023
Dripping Springs, Texas 78620

TERRASHROOM INC
BALANCE SHEET
YEAR ENDED DECEMBER 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Operating Acct	124,584.50
Cryptocurrency Account	280.95
Total Checking/Savings	124,865.45
Total Current Assets	124,865.45
TOTAL ASSETS	**124,865.45**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	4,162.37
Total Credit Cards	4,162.37
Other Current Liabilities	
Pre-Order Deposits	73,650.38
Accts Payable	14,712.89
Total Other Current Liabilities	88,363.27
Total Current Liabilities	92,525.64
Total Liabilities	92,525.64
Equity	
Founders Preferred Stock	20.00
Common Class A Voting Stock	140.00
SAFEs	110,000.00
Net Income	-77,820.19
Total Equity	32,339.81
TOTAL LIABILITIES & EQUITY	**124,865.45**

TERRASHROOM INC
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2022

	Jan - Dec 22
Ordinary Income/Expense	
Cost of Goods Sold	
Merchant Account Fees	1,553.44
Total COGS	1,553.44
Gross Profit	-1,553.44
Expense	
Research & Development Expenses	8,871.12
General & Admin Expenses	17,818.98
Selling & Marketing Expenses	49,640.94
Total Expense	76,331.04
Net Ordinary Income	-77,884.48
Other Income/Expense	
Other Income	
Earned Interest	64.29
Total Other Income	64.29
Net Other Income	64.29
Net Income	**-77,820.19**

The accompanying notes are an integral part of these consolidated financial statements.

TERRASHROOM INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-77,820.19
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Credit Card	4,162.37
Pre-Order Deposits	73,650.38
Accts Payable:Accts Payable - Jared	14,575.89
Accts Payable:Accts Payable - Vince	137.00
Net cash provided by Operating Activities	14,705.45
FINANCING ACTIVITIES	
Founders Preferred Stock	20.00
Common Class A Voting Stock	140.00
SAFEs	110,000.00
Net cash provided by Financing Activities	110,160.00
Net cash increase for period	124,865.45
Cash at end of period	**124,865.45**

TERRASHROOM INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2022

	Founders Preferred Stock		Common Class A Voting Stock		SAFEs	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value		
BALANCE – January 1, 2022						
Founders Preferred Stock	1,000,000	$20				
$0.00002 Par Value per share						
Common Class A Voting Stock			14,000,000	$140		
$0.00001 Par Value per share						
Employee Stock Option Plan						
SAFEs					$110,000	
BALANCE – December 31, 2022	1,000,000	$20	14,000,000	$140	$110,000	$110,160

The accompanying notes are an integral part of these consolidated financial statements.

ORGANIZATION AND NATURE OF ACTIVITIES

Terrashroom ("the Company") was formed as a Delaware C-Corporation on August 24, 2022. The Company has designed an automated grow chamber for growing and fruiting various types of mushrooms. The Company is currently taking pre-orders for the grow chamber and conducting research and development of the final product. The Company is currently working with a hardware and firmware design firm to complete specifications and manufacture the initial batch of grow chambers. This design will then be taken for mass manufacturing and shipping out to customers. The company has two planned primary sources of revenue: (1) The physical grow chamber and (2) an ongoing monthly subscription model for mushroom grow cakes, which will allow customers to choose from an assortment of mushroom varieties to be shipped to their home.

The Company will conduct a crowdfunding campaign under regulation CF starting in spring 2023 to raise operating capital for ongoing operations, research and development, and employee compensation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements are prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") with the fiscal year ending on December 31.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include the operating account and a small amount in a cryptocurrency account.

Pre-Order Deposits
With the Company's pre-order model, most customers have placed a refundable pre-order deposit of $49, with the remaining balance due of $149 prior to shipping. The Company's pre-order customers will pay a total of $198 plus shipping for the initial product.

Revenue and Cost Recognition
Revenue will be recognized when the product is shipped. All costs (currently Research & Development, General & Admin, and Selling & Marketing) are expensed in the period incurred.

Research & Development Expenses

Research and Development costs associated with the development of the grow chamber and grow cakes are expensed as incurred. This includes materials and tools/equipment expenses.

General & Administrative Expenses

General and Administrative costs associated with running the business are expensed as incurred. This includes bank, computer, dues/subscriptions, education, startup, office, postage, contract labor, outside services, and supplies expenses. This does not include payroll expenses. For 2022, founding shareholders Jared Steele and Vince DePalma contributed their efforts to founding Terrashroom but did not receive compensation for that work. For 2023, Jared Steele will be compensated $90,000.

Selling & Marketing Expenses

Selling and Marketing costs associated with marketing and selling the Company's products are expensed as incurred. This includes advertising, software, and travel expenses.

Accounts Payable

Accounts payable consists of amounts due to shareholders for business expenses incurred prior to the Company obtaining its own financial accounts.

RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A significant portion of the Company's expenses were paid through the personal accounts of shareholders. These expenses are properly reflected on the financial statements and the amounts owed to each are listed under Accounts Payable.

CONTINGENCIES, COMPLIANCEWITH LAWS AND REGULATIONS

The Company is not currently involved with nor does Management know of any pending or threatened litigation against the Company or its officers. Further, the Company is currently complying with all relevant laws and regulations.

DEBT

Revolving Credit

The Company leverages a revolving credit line with Chase bank for operational expenses and company spending. The current limit is approximately $25,000, which is in good standing and paid multiple times per month. The Company currently has no other outstanding debt.

EQUITY

Common Stock & Preferred Stock

The company has authorized and issued 15,000,000 shares of stock in the form of 1) 14,000,000 shares of Common Class A Voting Stock with a par value of $0.00001 and 2) 1,000,000 shares of Founders Preferred stock with a par value of $0.00002.

Voting: Common Class A and Founders Preferred shareholders are entitled to one vote per share.

Simple Agreements for Future Equity (SAFEs)

The Company has raised money in the form of SAFEs. The Company took in $110,000 in this investment round with a post money valuation cap of $4,400,000 in the form of Preferred Stock.

Conversion: If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

Liquidity Preference: In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like a standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

i.   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

ii.   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

iii. Senior to payments for Common Stock

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Stock Options

Following the fundraising SAFEs above, the Company has committed to creating an employee stock option plan to authorize an additional 5% stock option pool, 750,000 additional shares of Common Stock. These options have been given a strike price of $0.25 based on a discount on the funding valuation.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2023, which is the date the financial statements were available to be issued.

Between November and December 2022, the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $110,000 in exchange for payments ranging from $10,000 to $25,000 from various individuals. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with rights to future equity in the Company under the terms of the agreements. The SAFE agreements become convertible into shares of the Company's preferred stock subject to a valuation cap of $4,400,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues preferred stock at a fixed pre-money or post-money valuation with the purpose of raising capital.

Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event, the investors will receive the greater if the purchase amount of the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price. In the event of dissolution, the Company would pay the investors the purchase amount prior to the dissolution process.

The Company also committed to creating an employee stock option plan in 2023. See the "Equity" section for further details.

RISKS AND UNCERTAINTIES

Manufacturing and R&D
Manufacturing, research and development, and component sourcing has faced delays. The Company had to push back timelines due to slowdowns in China and unreliability of previous vendors. The Company has since moved development to another agency and is continuing to make progress.

Time-to-Market
There are multiple similar products going to market on similar timelines. Management feels time-to-market will have a considerable impact on short-term momentum and long-term success. Should additional unknown delays be presented, resulting in a shipping date beyond our current estimates, this could lead to a considerable loss of market share and opportunity.

Subscription Demand
Management projects that the majority of customers will purchase ongoing monthly subscriptions for grow cakes, which could produce considerable revenue. However, management admits that there could be a loss of interest from some customers and these expectations may not be met.

TERRASHROOM INC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

Economic Conditions

The product is considered by Management to be a premium consumer product/hobby, making it subject to fluctuations in the business cycle. In the event of a recession, consumer disposable income may decrease resulting in significantly less demand for the product.

Refund Policy

All customers who placed pre-orders through March 15, 2023 have the option of a full refund on demand. If a large number of pre-order customers choose to exercise this option, Terrashroom may have to raise additional capital to meet this demand.

Pre-Order Conversion

Customers are not obligated to pay the remaining $149 balance due. This liability is not a reliable source of future income because customers may not convert their pre-orders to completion. While management anticipates some drop-off, it is not possible to determine how many customers will or will not convert and complete their order.

GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The entity has realized losses and negative cash flows from inception and has a working capital deficiency. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends on its ability to raise capital for research, development, operations, and production of products for sale and depends on its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.